Exhibit 99.1

NEWS RELEASE

Endeavour Silver Arranges CA$4 Million Special Warrant Private Placement

Vancouver, Canada – December 17, 2008 - Endeavour Silver Corp. (EDR: TSX, EJD: DBFrankfurt and EXK: NYSE Alternext US) announces that it has arranged a CA$4 million private placement financing of special warrants brokered by certain Canadian placement agencies.  The agents have an oversubscription right to place up to an additional CA$1 million and the financing is expected to close no later than December 30, 2008, subject to TSX and regulatory approvals.

The private placement will consist of up to 3,080,000 special warrants priced at CA$1.30 per special warrant for gross proceeds of up to CA$4,004,000.  Each special warrant is exchangeable for one common share and one half share purchase warrant. Each full share purchase warrant can be exercised to purchase an additional common share at an exercise price of CA$1.90 per share within a 5 year period from the earlier of the closing of the placement plus 60 days, or from the issuance of a final receipt for a prospectus to qualify the special warrants in all relevant Canadian jurisdictions.

The agents will receive a 6% cash fee and brokers’ special warrants equal in number to 6% of the number of special warrants sold pursuant to the private placement.  Each broker special warrant will be exchangeable for one broker warrant.  Each broker warrant can be exercised to purchase an additional common share at CA$1.51 per share and will have the same expiry term as the share purchase warrants.  The units will be subject to a four month plus one day hold period.  Endeavour will use its commercially reasonable efforts to prepare and file a preliminary prospectus and final prospectus in the Canadian offering jurisdictions as soon as possible after the closing of the private placement, and seek to obtain receipts within, respectively, 45 days and 60 days after closing.  If Endeavour has not filed and obtained receipts for a final Prospectus within 60 days of the date of the closing of the private placement, the placees will be entitled to receive 1.1 Common Shares (in lieu of 1 Common Share) and 0.55 Warrants (in lieu of 0.5 Warrants) on the exercise of each Special Warrant.

The net proceeds of the financing will be added to working capital to fund the Company’s operating and capital plans at its two producing silver mines in Mexico and to provide additional capital for possible acquisitions in 2009.

The offered securities will not be registered under the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”), and may not be offered or sold in the United States or to, or for the account or benefit of, “U.S. persons”, as such term is defined in Regulation S under the U.S. Securities Act absent registration or an applicable exemption from registration requirements.

This news release shall not constitute an offer to sell or an offer to buy the securities in any jurisdiction.

Endeavour Silver Corp. (EDR: TSX, EXK: NYSE Alternext US, EJD: DBFrankfurt) is a small-cap silver mining company focused on the growth of its silver production, reserves and resources in Mexico. The expansion programs now underway at Endeavour’s two operating mines, Guanacevi in Durango and the Guanajuato Project in State, coupled with the Company’s aggressive acquisition and exploration programs in Mexico should enable Endeavour to join the ranks of mid-tier primary silver producers.

Suite #301 – 700 West Pender Street, Vancouver, BC, Canada, V6C 1G8
Toll free:  877-685-9775  (Canada & U.S.)          Phone:  (604) 685-9775          Fax:  (604) 685-9744
Website: www.edrsilver.com E-mail: hugh@edrsilver.com Trading Symbols: TSX: ED R; FSE: EJD

ENDEAVOUR SILVER CORP.
Per:

/s/ "Bradford J. Cooke"

Bradford Cooke
Chairman and CEO

For more information, please contact Hugh Clarke Toll free: 877-685-9775, tel: (604) 685-9775, fax: (604) 685-9744, email hugh@edrsilver.com or visit our website, www.edrsilver.com.  The TSX Exchange has neither approved nor disapproved the contents of this news release.

CAUTIONARY DISCLAIMER – FORWARD LOOKING STATEMENTS
Certain statements contained herein regarding the Company and its operations constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995.  All statements that are not historical facts, including without limitation statements regarding future estimates, plans, objectives, assumptions or expectations of future performance, are “forward-looking statements”.  We caution you that such “forward looking statements” involve known and unknown risks and uncertainties that could cause actual results and future events to differ materially from those anticipated in such statements.  Such risks and uncertainties include fluctuations in precious metal prices, unpredictable results of exploration activities, uncertainties inherent in the estimation of mineral reserves and resources, fluctuations in the costs of goods and services, problems associated with exploration and mining operations, changes in legal, social or political conditions in the jurisdictions where the Company operates, lack of appropriate funding and other risk factors, as discussed in the Company’s filings with Canadian and American Securities regulatory agencies.  Resource and production goals and forecasts may be based on data insufficient to support them. Godfrey Walton, P.Geo. and/or Bradford Cooke, P.Geo. are the Qualified Persons for the Company as required by NI 43-101. The Company expressly disclaims any obligation to update any forward-looking statements other than as required by applicable securities legislation. We seek safe harbour.

Suite #301 – 700 West Pender Street, Vancouver, BC, Canada, V6C 1G8
Toll free:  877-685-9775  (Canada & U.S.)          Phone:  (604) 685-9775          Fax:  (604) 685-9744
Website: www.edrsilver.com E-mail: hugh@edrsilver.com Trading Symbols: TSX: ED R; FSE: EJD